

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 17, 2017

Via E-mail
Jun Jiang
President and Chairman
5V Inc.
Floor 12, Building 5, Zhongchuang Plaza,
No.396, Tongjiang Zhong Road, Xinbei District
Changzhou City, Jiangshu Province, China

>   **Re: 5V Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed January 27, 2017**
>   **File No. 000-54175**

Dear Ms. Jiang:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　 /s/ Kevin J. Kuhar

　　　　　　　　　　　　Kevin J. Kuhar
　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　Office of Electronics and Machinery